

August 10, 2009

L. Leon Patterson
Chairman and Chief Executive Officer
Palmetto Bancshares, Inc.
306 East North Street
Greenville, SC 29601

> **Re:** **Palmetto Bancshares, Inc.**
> **Amendment No. 1 to Preliminary Proxy Statement on Schedule 14A**
> **Filed August 7, 2009**
> **File No. 000-26016**

Dear Mr. Patterson:

We have completed our limited review of your Preliminary Proxy Statement on Schedule 14A and have no further comments at this time.

Sincerely,

Kathryn McHale
Staff Attorney